

BANCO SANTANDER-CHILE AND SUBSIDIARIES
CONSOLIDATED FINANCIAL INFORMATION

As of January 31, 2026

The principal balances and results accumulated for the period ending January 2026 (amounts in millions of Chilean pesos).

SUMMARIZED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

Principal assets	MCh$
Cash and deposits in banks	2,709,500
Loans and accounts receivables from customers and banks, net	39,327,929
Loans and accounts receivables from customers at fair value, net	305,022
Financial instruments	9,584,447
Financial derivative contracts	12,092,752
Other asset ítems	6,387,405
Total assets	**70,407,055**

Principal liabilities	MCh$
Deposits and other demand liabilities	13,542,997
Time deposits and other time liabilities	17,315,873
Issued debt and regulatory capital instruments	10,574,835
Financial derivative contracts	12,609,564
Other liabilities ítems	11,495,044
Total equity	4,868,742
Total liabilities and Equity	**70,407,055**

Equity attributable to:	
Equity holders of the Bank	4,747,621
Non-controlling interest	121,121

SUMMARIZED CONSOLIDATED STATEMENTS OF INCOME FOR THE PERIOD

Operational results	MCh$
Net interest income	150,243
Net fee and commission income	49,826
Result from financial operations	30,376
Total operating income	**230,445**
Provision for loan losses	(44,892)
Support expenses	(73,694)
Other results	(3,576)
Income before tax	**108,283**
Income tax expense	(22,903)
Net income for the period	**85,380**

Attributable to:	
Equity holders of the Bank	84,256
Non-controlling interest	1,124

JONATHAN COVARRUBIAS H.

Chief Accounting Officer

ANDRES TRAUTMANN B.

Chief Executive Officer



BANCO SANTANDER-CHILE Y AFILIADAS
INFORMACIÓN FINANCIERA CONSOLIDADA

Al 31 de Enero de 2026

A continuación, se presentan los principales saldos de balance y resultados acumulados por el periodo de cierre de mes de Enero de 2026 (cifras en millones de pesos).

ESTADO DE SITUACIÓN FINANCIERA CONSOLIDADO RESUMIDO	
Principales rubros del activo	**MM$**
Efectivo y depósitos en bancos	2.709.500
Créditos y cuentas por cobrar a clientes y bancos	39.327.929
Créditos y cuentas por cobrar a clientes a valor razonable	305.022
Instrumentos financieros	9.584.447
Contratos de derivados financieros	12.092.752
Otros rubros del activo	6.387.405
Total Activos	**70.407.055**

Principales rubros del pasivo	**MM$**
Depósitos y otras obligaciones a la vista	13.542.997
Depósitos y otras captaciones a plazo	17.315.873
Instrumentos de deuda y capital regulatorio emitidos	10.574.835
Contratos de derivados financieros	12.609.564
Otros rubros del pasivo	11.495.044
Total patrimonio	4.868.742
Total Pasivos y Patrimonio	**70.407.055**

Patrimonio atribuible a:	
Tenedores patrimoniales del Banco	4.747.621
Interés no controlador	121.121

ESTADO DE RESULTADOS CONSOLIDADO DEL PERIODO RESUMIDO	
Resultados operacionales	**MM$**
Ingresos netos por intereses y reajustes	150.243
Ingresos netos de comisiones	49.826
Resultado de operaciones financieras	30.376
Total ingresos operacionales	**230.445**
Gasto de pérdidas crediticias	(44.892)
Gastos de apoyo	(73.694)
Otros resultados	(3.576)
Resultado antes de impuesto	**108.283**
Impuesto a la renta	(22.903)
Utilidad consolidada del periodo	**85.380**

Resultado atribuible a:	
Tenedores patrimoniales del Banco	84.256
Interés no controlador	1.124

JONATHAN COVARRUBIAS H.
Gerente de Contabilidad

ANDRES TRAUTMANN B.
Gerente General

IMPORTANT NOTICE

The unaudited financial information has been prepared in accordance with the Compendium of Accounting Standards for Banks effective from January 1, 2022 issued by the Financial Market Commission (FMC), The accounting principles issued by the FMC are substantially similar to IFRS but there are some exceptions, The FMC is the banking industry regulator according to article 2 of the General Banking Law, which by General Regulation establishes the accounting principles to be used by the banking industry, For those principles not covered by the Compendium of Accounting Standards for Banks, banks can use generally accepted accounting principles issued by the Chilean Accountant's Association AG which coincide with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB), If discrepancies exist between the accounting principles issued by the FMC (Compendium of Accounting Standards for Banks) and IFRS the Compendium of Accounting Standards for Banks will take precedence,

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